EXHIBIT 99.1

NOMAD ROYALTY COMPANY IMPLEMENTS DIVIDEND REINVESTMENT PLAN

This news release constitutes a "designated news release" for the purposes of Nomad’s prospectus supplement dated June 22, 2021, to its short form base shelf prospectus dated September 30, 2020

Montreal, Québec – November 9, 2021

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX : NSR, NYSE: NSR) is pleased to announce that it has implemented a dividend reinvestment plan (the “Plan”). Shareholders who are residents of Canada, the United States, Bermuda and Cayman Islands may elect to participate in the Plan commencing with the dividend to be paid on January 14, 2022 to shareholders on record as of December 31, 2021. Participation in the Plan is optional and will not affect shareholders’ cash dividends unless they elect to participate in the Plan. Quarterly dividends are only payable as and when declared by Nomad’s Board of Directors.

The following is a summary of the key attributes of the Plan. A complete copy of the Plan and the Plan enrolment form are available on Nomad’s website at http://www.nomadroyalty.com/en/investors/dividends/. Shareholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

The Plan allows shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”) and/or any other alternative Canadian market, or issued directly from treasury by Nomad. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Nomad’s sole election. No brokerage commissions, administrative costs or other service charges are payable on common shares acquired under the Plan for shareholders who elect to participate in the Plan. Dividends can be fully invested in additional common shares of Nomad as the Plan permits fractional shares to be credited to a participant’s account. The Plan also allows shareholders participating in the Plan to request that the Plan Agent sell any number of whole common shares of Nomad acquired under the Plan, in which case such selling shareholders will be charged brokerage commissions and transfer taxes, if any, which will be deducted from the cash proceeds of the sale to be paid to the selling shareholders.

To participate in the Plan, registered shareholders must deliver a properly completed Plan enrolment form to Computershare Trust Company of Canada (the “Plan Agent”) not less than five (5) business days before a dividend record date. Registered shareholders who wish to participate in the Plan for the January 14, 2022 dividend must deliver a Plan enrolment form to the Plan Agent no later than 4:00 p.m. (Montreal time) on Wednesday, December 22, 2021. In connection with the January 14, 2022 dividend payment date, the dividend to be paid to participants in the Plan will be by way of common shares issued from treasury at a 3% discount to the Average Market Price (as defined in the Plan).

Non-registered beneficial shareholders who wish to participate in the Plan should contact their financial advisor, broker, investment dealer, bank or other financial institution who holds their common shares to inquire about the applicable enrolment deadline and to request enrolment in the Plan. For more information on how to enroll or any other inquiries, contact the Plan Agent at 1-800-564-6253 (toll-free in North America), 1-514-982-7555 (outside North America) or www.investorcentre.com/Nomad.

This press release is not an offer or a solicitation of an offer of securities. Nomad has filed a registration statement (including a prospectus) relating to the Plan with the U.S. Securities and Exchange Commission. A copy of the registration statement (including a prospectus) is available electronically from EDGAR (http://www.sec.gov) or by contacting Nomad using the contact information below.

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CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4	nomadroyalty.com

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Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, information pertaining to conditions for declaration and payment of the dividend and implementation of the Plan. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, the fluctuations in the prices of the primary commodities that drive royalty and stream revenue of Nomad, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing, general economic, market and business conditions, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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